

Consolidated Financial Statements
First Quarter
September 30, 2006
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the Consolidated Balance Sheet as at September 30, 2006, Consolidated Statements of Operations and Deficit and Consolidated Statements of Cash Flows and notes thereto for the period ended September 30, 2006. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim consolidated financial statements.



1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1
416-861-1484   www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	Sept. 30, 2006 (unaudited)	June 30, 2006 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 79,343	$ 67,315
Restricted cash (Note 5)	1,500,000	-
Marketable securities (Market value $1,083,550		
June 30, 2005 - $2,600,725)	1,083,550	1,621,199
Advances	379,694	235,510
Receivables	167,831	436,658
Total current assets	3,210,418	2,360,682
Accounts receivable	296,205	295,390
Oil and gas interests (net of accumulated		
depletion)	8,380,076	9,434,617
Investments (Note 4)	3,130,873	3,107,782
	$ 15,017,572	$ 15,198,471
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short term debt	$ 426,158	$ 322,469
Accounts payable and accrued liabilities	982,558	1,055,330
Due to shareholder	60,000	60,000
Advances (Note 8)	650,000	-
Current income taxes	18,927	18,927
Current portion of convertible debenture	15,152	15,152
Current portion of future income tax	117,807	117,807
Oakwell claim (Note 5)	7,783,636	7,686,971
Total current liabilities	10,054,238	9,276,656
Site Restoration	290,567	285,219
Convertible debt	149,894	152,924
Future income tax liability	941,515	941,515
Total liabilities	11,436,214	10,656,314
Shareholders' equity		
Capital stock (Note 6)	43,781,030	43,781,030
Contributed surplus (Note 6)	181,875	181,875
Deficit	(40,381,547)	(39,420,748)
Total shareholders' equity	3,581,358	4,542,157
	$ 15,017,572	$ 15,198,471

The accompanying notes are an integral part of these consolidated financial statements

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EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)

	For the three months ended September 30,	
	2006	2005*
Revenue		
Oil and gas revenue	399,002	$325,247
Less: royalties	90,695	38,165
	308,307	287,082
Expenses		
Operating and transportation	146,721	100,433
Depletion and accretion	267,814	186,418
Administrative expenses	634,150	425,457
Interest	7,868	621
	1,056,553	712,929
Loss before the following	(748,246)	(425,847)
Foreign exchange gain (loss)	(6,029)	248,751
Oakwell claim (Note 5)	(96,665)	(98,573)
Interest income	750	105,849
Write down of marketable securities	(242,736)	-
Cash distributions from marketable securities	51,533	50,184
Gain on sale of marketable securities	80,595	115,027
Net loss	(960,798)	(4,609)
Deficit, beginning of period	(39,420,748)	(36,412,003)
Deficit, end of period	(40,381,546)	(36,416,612)
Net loss per common share	($0.22)	($0.001)
Weighted average common shares		
outstanding (thousands)	4,272	4,059

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Note 7).

The accompanying notes are an integral part of these consolidated financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	For the three month ended September 30,	
	2006	2005*
Cash provided by (used in)		
Operating activities		
Net loss	($960,798)	($4,609)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depletion and accretion	267,814	186,418
Loss from equity investment	7,745	-
Oakwell claim	96,665	(304,890)
Stock based compensation	-	3,736
Unrealized foreign exchange loss	-	152,837
Write down of marketable securities	242,736	-
Gain on sale of marketable securities	(80,595)	(115,027)
	(426,433)	(81,535)
Net change in non-cash working capital		
Receivables	268,012	(538,046)
Restricted cash	(1,500,000)	-
Accounts payable and accrued liabilities	(72,772)	606,177
Advances	650,000	-
Cash used by operating activities	(1,081,193)	(13,404)
Financing activities		
Issue of short term debt	103,689	-
Payment of convertible debt	(3,030)	-
	100,659	-
Investing activities		
Oil and gas assets	792,074	(1,189,201)
Advances	(144,184)	-
Purchase of investment	(30,836)	-
Sale of marketable securities	375,508	230,192
	992,562	(959,009)
Increase (decrease) in cash	12,028	(972,413)
Cash, beginning of period	67,315	5,286,315
Cash, end of period	$79,343	$4,313,902
Cash, end of period consists of:		
Cash	$79,343	$1,939,253
Money market funds	$ -	$2,374,649

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Note 7).

The accompanying notes are an integral part of these consolidated financial statements

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EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended September 30, 2006
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2006. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements together with notes for the year ended June 30, 2006. For further detailed discussions please refer to the Company's Management Discussion and Analysis of Financial Condition and Operating Results for the three month period ending September 30, 2006.

The Company's primary activities include investment in, exploration, development and production of oil and gas. The unaudited consolidated financial results for the periods ending September 30, 2006 and 2005 include the accounts of the Company and its subsidiaries Great Northern Oil and Gas Limited ("Great Northern"), EPS Karnataka Power Corp. and CanPower Development Corp.

Operating results for the three month periods ending September 30, 2006 are not indicative of the results that may be expected for the full year ending June 30, 2007.

The Company's ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim (see Note 5). If the application of the judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company's financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

2. Seasonality and Trend Information

Oil and gas production is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

3. Segmented information

The Company's operations consist of one operating segment in the oil and gas industry, which includes investment in, exploration, development and production of oil and gas. These operations consist of one cost centre, Canada.

4. Investments

As of September 30, 2006 the Company owns 12,348,200 common shares, par value Indian Rupees ("INR") 10 in Konaseema Gas Power Limited, and a 45% equity investment in Euro India Power Canara Private Limited.

5. Oakwell Claim

The Oakwell Claim relates to a Singapore judgment against the Company plus costs and interest. On August 2, 2005 the Superior Court for the Province of Ontario ruled that the Singapore judgment was enforceable in Ontario with costs. The Company filed a notice of appeal of the August 2, 2005 order. On June 9, 2006 the Company's appeal was dismissed with costs. On July 18, 2006 the Company brought a motion before the Court of Appeal seeking a stay of execution of the decision of the Court of Appeal pending the Company's application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay $1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006. On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada.

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended September 30, 2006
(Expressed in Canadian Dollars)

6. Share Capital

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares

	#	Consideration
Balance, as at June 30, 2006	4,272,009	$43,781,030
Balance, as at September 30, 2006	4,272,009	$43,781,030

Contributed Surplus

	Value
Balance, as at June 30, 2006	$152,845
Balance, as at September 30, 2006	$152,845

Common share purchase options

Exercise Price	Expiry Date	2006 #	2005 #
US$0.75	February 28, 2010	585,000	600,000
US$1.77	July 15, 2008	15,000	-
Balance June 30, 2006 and September 30, 2006		600,000	600,000

Of the options priced at US$1.77 5,000 vest on July 15, 2007.

7. Comparative Figures

As a result of discontinued operations the comparative unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the September 30, 2006 presentation.

8. Subsequent event and related party transactions

The Company entered into an agreement dated September 5, 2006 and a further amending agreement dated October 19, 2006 with 1211115 Alberta Ltd., ("1211115") and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115. Under the amendment agreement the Company has agreed to issue to the shareholders of 1211115 an aggregate of 2,312,501 units of EnerNorth ("Units"), each Unit comprised of one common share; one-third of one Series A Warrant, with each whole Series A Warrant entitling the holder to purchase one common share of the Company at a price of $1.00 from the date of issuance until March 31, 2007; one-third of one Series B Warrant, with each whole Series B Warrant entitling the holder to purchase one common share of the Company at a price of $1.15 from January 1, 2007 until December 31, 2007; and one-third of one Series C Warrant, with each whole Series C Warrant entitling the holder to purchase one common share of the Company at a price of $1.40 from March 31, 2007 until March 31, 2009. As part of the acquisition agreement 121115 agreed to provide the Company with $650,000 pending the close of the transaction.

Under the terms of the agreements, 1211115 advanced $650,000 to the Company upon execution of the agreement, which amount is immediately repayable in the event the transaction is not completed.

James Cassina and Sandra Hall, directors of the Company, own 11.24% and 6.49%, respectively of the shares of 1211115.